Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen California Dividend Advantage Municipal Fund 2
811-10197


The annual meeting of shareholders was held in the offices of Nuveen Investments on November 26, 2013; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the
SEC filing on October 17, 2013, under
Conformed Submission Type DEF 14A, accession number 0001193125-13-402653.